UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Quantum Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

747906204
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,243,875*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 44,243,875*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,243,875*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,128,823*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 26,128,823*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,128,823*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON CO

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,862,924*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,862,924*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,862,924*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,008,940*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,008,940*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,008,940*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,008,940*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,008,940*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,008,940*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,008,940*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,008,940*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,008,940*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,243,875*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 44,243,875*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,243,875*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,243,875*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 44,243,875*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,243,875*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,243,875*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 44,243,875*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,243,875*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 71,614.75**
	8	SHARED VOTING POWER 44,243,875*
	9	SOLE DISPOSITIVE POWER 71,614.75**
	10	SHARED DISPOSITIVE POWER 44,243,875*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,315,489.75***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior subordinated notes.
** Represents restricted stock units (“RSUs”) granted to Mr. Smith on 09/01/13 as compensation for his service on the Board of Directors of the Issuer that vest within 60 days hereof. Excludes 32,552.25 RSUs that will vest in equal installments on 12/01/14, 03/01/15 and 06/01/15.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 44,243,875*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 44,243,875*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,243,875*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 44,243,875*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 44,243,875*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,243,875*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON PHILIP BLACK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, UK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,403*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 43,403*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,403*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Represents restricted stock units (“RSUs”) granted to Mr. Black on 09/01/13 as compensation for his service on the Board of Directors of the Issuer that vest within 60 days hereof. Excludes 43,403 RSUs that will vest quarterly in equal installments on 12/01/14, 03/01/15, 06/01/15 and the date of the Issuer’s 2015 annual meeting of stockholders.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON CHRISTOPHER F. CROWELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON LOUIS DINARDO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 93,403*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 93,403*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,403*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

*Includes 43,403 restricted stock units (“RSUs”) granted to Mr. DiNardo on 09/01/13 as compensation for his service on the Board of Directors of the Issuer that vest within 60 days hereof. Excludes 43,403 RSUs that will vest quarterly in equal installments on 12/01/14, 03/01/15, 06/01/15 and the date of the Issuer’s 2015 annual meeting of stockholders.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON DALE L. FULLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON EDWARD TERINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 747906204

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement defined and described in Item 4 below, Messrs. Black, Crowell, DiNardo, Fuller and Terino are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein.  The aggregate purchase price of the 26,128,823 Shares beneficially owned by Starboard V&O Fund is approximately $38,354,507, excluding brokerage commissions.  Such aggregate purchase price includes $18,960,000, which is the purchase price of $18,960,000 principal amount of the Notes convertible into 11,511,839 Shares.  The aggregate purchase price of the 5,862,924 Shares beneficially owned by Starboard S LLC is approximately $8,606,755, excluding brokerage commissions.  Such aggregate purchase price includes $4,260,000, which is the purchase price of $4,260,000 principal amount of the Notes convertible into 2,586,521 Shares.  The aggregate purchase price of the 3,008,940 Shares beneficially owned by Starboard C LP is approximately $3,867,186, excluding brokerage commissions.  Such aggregate purchase price includes $565,788, which is the purchase price of $550,000 principal amount of the Notes convertible into 333,940 Shares.  The aggregate purchase price of the 9,243,188 Shares held in the Starboard Value LP Account is approximately $13,579,188, excluding brokerage commissions.  Such aggregate purchase price includes $6,780,000, which is the purchase price of $6,780,000 principal amount of the Notes convertible into 4,116,575 Shares.

The 71,614.75 Shares beneficially owned by Mr. Smith represent restricted stock units (“RSUs”) that were granted to Mr. Smith as compensation for his service on the Board, which vest within sixty days hereof.

The 43,403 Shares beneficially owned by Mr. Black represent RSUs that were granted to Mr. Black as compensation for his service on the Board, which vest within sixty days hereof.

The 50,000 Shares owned directly by Mr. DiNardo were purchased in the open market with personal funds.  The aggregate purchase price of the 50,000 Shares owned directly by Mr. DiNardo is approximately $76,500, excluding brokerage commissions. The additional 43,403 Shares beneficially owned by Mr. DiNardo represent RSUs that were granted to Mr. DiNardo as compensation for his service on the Board, which vest within sixty days hereof.

CUSIP NO. 747906204

The 5,000 Shares owned directly by Mr. Fuller were purchased in the open market with personal funds.  The aggregate purchase price of the Shares owned directly by Mr. Fuller is approximately $6,236, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 28, 2014, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into a settlement agreement with the Issuer (the “Settlement Agreement”).  The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, the Issuer agreed, among other things: (i) to nominate and solicit proxies for the election of Jeffrey C. Smith, Louis DiNardo, Philip Black, and Dale L. Fuller (collectively, the “Starboard Nominees”) to the Board of Directors of the Issuer (the “Board”) at the 2014 annual meeting of stockholders of the Issuer (the “2014 Annual Meeting”) (and, if the Standstill Period (as defined below) is extended pursuant to the terms of the Settlement Agreement, at the 2015 annual meeting of stockholders of the Issuer (the “2015 Annual Meeting)); (ii) to appoint Mr. Fuller as an observer to the Board until the 2014 Annual Meeting; (iii) not to increase the size of the Board to more than nine (9) directors during the Standstill Period, subject to certain restrictions; and (iv) to use its reasonable best efforts to hold the 2014 Annual Meeting no later than September 13, 2014.  If any Starboard Nominee is unable to serve as a director, resigns or is removed as a director prior to the 2015 Annual Meeting (or, if the Standstill Period is extended, prior to the 2016 annual meeting of stockholders of the Issuer (the “2016 Annual Meeting”)) and at such time Starboard beneficially owns in the aggregate, excluding Shares underlying the Notes, at least the lesser of (i) three percent (3.0%) of the Issuer’s then outstanding Shares and (ii) 7,518,889 Shares, then Starboard can recommend substitute person(s) who meet certain independence and experience criteria for approval by the Corporate Governance and Nominating Committee of the Board and appointment by the Board within five (5) business days after such committee’s approval.

The Issuer further agreed that if it does not achieve certain objectives under its fiscal year 2015 business plan (the “Business Objectives”) previously agreed between the Issuer and Starboard, then Starboard will be entitled to nominate two additional directors to the Board as of the first business day following the date that the Issuer fails to achieve any of the Business Objectives.  If Starboard exercises this right, the Issuer will increase the size of the Board by two directors, and Starboard will propose two candidates, each of whom shall be appointed to the Board within ten (10) business days of being proposed, so long as such candidates meet certain independence criteria.  The initial two candidates must be proposed no later than the conclusion of the 2015 Annual Meeting.  Starboard’s right to fill two additional Board seats will expire if prior to proposing such candidates, Starboard and/or any of its affiliates sells, transfers or otherwise disposes of Shares, excluding Shares underlying the Notes, representing more than 0.99% of the outstanding Shares.  If the Issuer achieves all of the Business Objectives, then (x) the Standstill Period will be extended until the earlier of (i) the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the 2016 Annual Meeting and (ii) the date that is 100 days prior to the anniversary of the 2015 Annual Meeting, and (y) subject to the terms of the Settlement Agreement, the Issuer will be obligated, if requested by Starboard prior to the nomination deadline for such Annual Meeting, to re-nominate each of the Starboard Nominees (or any lesser number requested by Starboard) for election to the Board at the 2015 Annual Meeting.

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Pursuant to the terms of the Settlement Agreement, Starboard agreed, among other things: (i) not to nominate any person for election at the 2014 Annual Meeting; (ii) not to submit any proposal for consideration at, or bring any other business before, the 2014 Annual Meeting; (iii) not to initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2014 Annual Meeting; and (iv) to appear in person or by proxy at the 2014 Annual Meeting (and, if the Standstill Period is extended, at the 2015 Annual Meeting), and vote all Shares beneficially owned by it in favor of the election of each of the Issuer’s nominees to the Board and in accordance with the Board’s recommendation with respect to each other proposal submitted to a stockholders vote at such Annual Meeting, unless Institutional Shareholder Services Inc. recommends otherwise with respect to such proposals (other than the election of directors); provided, however, that Starboard is only required to vote ratably with respect to all nominees at the 2015 Annual Meeting if the Issuer also votes ratably with respect to such nominees.  Starboard also agreed to obtain an irrevocable resignation letter from Mr. Smith pursuant to which he will resign from the Board and all applicable committees thereof if at any time during the Standstill Period Starboard’s aggregate beneficial ownership of the Shares, excluding Shares underlying the Notes, decreases to less than the lesser of (x) three percent (3.0%) of the Issuer’s then outstanding Shares and (y) 7,518,889 Shares.  At such time, (a) the right of Starboard to participate in the recommendation of a replacement director to fill the vacancy caused by any such resignation of Mr. Smith will be automatically terminated and (b) if such time occurs prior to the 2015 Annual Meeting, the Issuer will not be required to nominate or solicit proxies for the election of any Starboard Nominees for election to the Board at the 2015 Annual Meeting.

In addition, Starboard agreed to certain standstill provisions, effective as of the date of the Settlement Agreement through the earlier of (a) fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the 2015 Annual Meeting and (b) one-hundred (100) days prior to the first anniversary of the 2014 Annual Meeting (which may be extended pursuant to the terms of the Settlement Agreement, the “Standstill Period”).  The standstill provisions generally restrict Starboard’s ability to engage in certain proxy solicitations, make certain stockholder proposals, call meetings of stockholders or solicit consents from stockholders, obtain additional representation on the Board and seek to remove any of the Issuer’s directors.

On July 29, 2014, the Issuer and Starboard jointly issued a mutually agreeable press release to announce they have reached a Settlement Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is calculated using as the numerator the respective Shares held by each Reporting Person, including Shares issuable upon conversion of the Notes, and as the denominator 250,629,646 Shares outstanding, as of May 30, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 6, 2014, plus the number of Shares issuable upon conversion of the Notes held by such Reporting Person.

A.	Starboard V&O Fund

(a)	As of the close of business on July 28, 2014, Starboard V&O Fund beneficially owned 26,128,823 Shares, including 11,511,839 Shares underlying the Notes.

Percentage: Approximately 10.0%

CUSIP NO. 747906204

(b)	1. Sole power to vote or direct vote: 26,128,823
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 26,128,823
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares during the past sixty days.

B.	Starboard S LLC

(a)	As of the close of business on July 28, 2014, Starboard S LLC beneficially owned 5,862,924 Shares, including 2,586,521 Shares underlying the Notes.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 5,862,924
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,862,924
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares during the past sixty days.

C.	Starboard C LP

(a)	As of the close of business on July 28, 2014, Starboard C LP beneficially owned 3,008,940 Shares, including 333,940 Shares underlying the Notes.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 3,008,940
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,008,940
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares during the past sixty days.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 3,008,940 shares owned by Starboard C LP.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 3,008,940
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,008,940
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days.

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E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 3,008,940 shares owned by Starboard C LP.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 3,008,940
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,008,940
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days.

F.	Starboard Value LP

(a)
As of the close of business on July 28, 2014, 9,243,188 Shares were held in the Starboard Value LP Account, including 4,116,575 Shares underlying the Notes.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard S  LLC, (iii) 3,008,940 Shares owned by Starboard C LP and (iv) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 16.4%

(b)	1. Sole power to vote or direct vote: 44,243,875
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 44,243,875
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares during the past sixty days.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard S LLC, (iii) 3,008,940 Shares owned by Starboard C LP and (iv) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 16.4%

(b)	1. Sole power to vote or direct vote: 44,243,875
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 44,243,875
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.

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H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard S LLC, (iii) 3,008,940 Shares owned by Starboard C LP and (iv) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 16.4%

(b)	1. Sole power to vote or direct vote: 44,243,875
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 44,243,875
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard S LLC, (iii) 3,008,940 Shares owned by Starboard C LP and (iv) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 16.4%

(b)	1. Sole power to vote or direct vote: 44,243,875
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 44,243,875
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days.

J.	Messrs. Mitchell and Feld

(a)
Each of Messrs. Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard S LLC, (iii) 3,008,940 Shares owned by Starboard C LP and (iv) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 16.4%

CUSIP NO. 747906204

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 44,243,875
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 44,243,875

(c)	None of Messrs. Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.

K.	Mr. Smith*

(a)
As of the close of business on July 28, 2014, Mr. Smith beneficially owned 71,614.75 Shares representing RSUs that vest within sixty days hereof.  Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard S LLC, (iii) 3,008,940 Shares owned by Starboard C LP and (iv) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 16.5%

(b)	1. Sole power to vote or direct vote: 71,614.75
2. Shared power to vote or direct vote: 44,243,875
3. Sole power to dispose or direct the disposition: 71,614.75
4. Shared power to dispose or direct the disposition: 44,243,875

(c)	Mr. Smith has not entered into any transactions in the Shares during the past sixty days.

L.	Mr. Black**

(a)	As of the close of business on July 28, 2014, Mr. Black beneficially owned 43,403 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 43,403
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 43,403
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Black has not entered into any transactions in the Shares during the past sixty days.

M.	Messrs. Crowell and Terino

(a)	As of the close of business on July 28, 2014, neither of Messrs. Crowell or Terino directly owned any Shares.

Percentage: 0%

* See Mr. Smith’s cover page to this Amendment No. 4 for details regarding his ownership of RSUs of the Issuer.
** See Mr. Black’s cover page to this Amendment No. 4 for details regarding his ownership of RSUs of the Issuer.

CUSIP NO. 747906204

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Neither of Messrs. Crowell or Terino has entered into any transactions in the Shares during the past sixty days.

N.	Mr. DiNardo***

(a)	As of the close of business on July 28, 2014, Mr. DiNardo beneficially owned 93,403 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 93,403
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 93,403
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. DiNardo has not entered into any transactions in the Shares during the past sixty days.

O.	Mr. Fuller

(a)	As of the close of business on July 28, 2014, Mr. Fuller directly owned 5,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fuller has not entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On July 28, 2014, Starboard and the Issuer entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On July 29, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 4 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

*** See Mr. DiNardo’s cover page to this Amendment No. 4 for details regarding his ownership of RSUs of the Issuer.

CUSIP NO. 747906204

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibits:

99.1
Settlement Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld and Quantum Corporation, dated July 28, 2014.

99.2
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated July 29, 2014.

CUSIP NO. 747906204

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Philip Black, Christopher F. Crowell, Louis DiNardo, Dale L. Fuller, and Edward Terino